BRF S.A.

Publicly Held Company CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 30, 2021

1. Date, Time and Place: Meeting held on September 30, 2021, at 2:00pm, by video conference, as pursuant to article 21, § 5º, of BRF S.A.´s Bylaws ("Company").

2. Summons and Presence: The call notice requirement was waived under the terms of article 21, § 3º, of the Company´s Bylaws, in view of the presence of all members of the Company's Board of Directors: Mr. Pedro Pullen Parente ("Mr. Pedro Parente"), Mr. Augusto Marques da Cruz Filho ("Mr. Augusto Cruz"), Mr. Dan Ioschpe ("Mr. Dan Ioschpe"), Ms. Flávia Buarque de Almeida ("Ms. Flávia Almeida"), Ms. Flávia Maria Bittencourt ("Ms. Flávia Bittencourt"), Mr. José Luiz Osório de Almeida Filho ("Mr. José Osório"), Mr. Luiz Fernando Furlan ("Mr. Luiz Fernando Furlan"), Mr. Ivandré Montiel da Silva ("Mr. Ivandré Silva"), Mr. Roberto Rodrigues ("Mr. Roberto Rodrigues") e Mr. Marcelo Feriozzi Bacci ("Mr. Marcelo Bacci").

3. Presiding Board: Chairman: Pedro Parente. Secretary: Carlos Eduardo de Castro Neves.

4. Agenda: Deliberate on the Company's New Share Buyback Program.

5. Resolutions: The members approved, by unanimous votes of the present members and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matter was discussed, and the following resolutions were taken:

5.1. The members of the Board of Directors,by unanimous, once observed the provisions of CVM Instruction No. 567/2015 and according to Article 23, item XI, of the Bylaws, approved the new buyback program for shares issued by the Company for maintenance in treasury and further sale or cancelling ("Share Buyback Program"), which conditions are specified in Annex I to the present minutes for disclosure purposes of the information provided in Annex 30-XXXVI of CVM Instruction No. 480/2009.

5.2. The Company's Board of Officers is hereby authorized to define the opportunity and amount of shares to be acquired, always within the limits provided under the form of Annex I to the present minutes.

6. Documents Filed at the Company: The documents related to the agenda that supported

the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company's head office.

7. **Closure**: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company's Board of Directors.

São Paulo, September 30, 2021.

____

Carlos Eduardo de Castro Neves

Secretary

<u>Annex I to the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A.,held on September 30, 2021</u>

Annex 30 – XXXVI of CVM Instruction No. 480/2009, as amended by CVM InstructionNo. 567/2015

(Trade of Company-Issued Shares)

1. Provide detailed justification on the objectives and economic effects to be expectedby the transaction;

The Company's goal with the shares buyback program ("<u>Share Buyback Program</u>") is comply with the obligations assumed by the Company under the Stock Option Plan, approved in the Company's Ordinary and Extraordinary General Shareholders' Meeting dated as of April 8, 2015 ("Stock Option Plan") and under the Restricted Stocks Plan, approved in the Company's Ordinary and Extraordinary General Shareholders'Meeting dated as of April 8, 2015, amended by the Company's Ordinary and Extraordinary General Shareholders' Meeting dated as of April, 26, 2017, by Company's Extraordinary General Shareholders' Meeting dated as of May 25, 2018, in the Company's Ordinary and Extraordinary General Shareholders' Meeting dated as of April 29, 2019, in the Company's Ordinary and Extraordinary Shareholders' Meeting, dated as of April 27, 2020 and in the Company's Ordinary and Extraordinary Shareholders' Meeting, dated as of April 27, 2021 ("Restricted Stock Option Plan").

Regarding the economic effects of the transaction, the Company understands that they are low impactand will not affect the compliance of obligations assumed before its creditors.

2. Inform the quantity of (i) free float shares and (ii) treasury shares;

Based on the shareholding position of September 28, 2021, (i) the quantity of free float shares, in accordance with the definition provided under Article 8, §3 of Instruction CVM No. 567/2015, is of 808.391.943 common shares; and (ii) the quantity of shares held in

treasury is of 4.081.303 common shares;

3. Inform the quantity of shares that may be acquired or sold;

The Company may acquire up to 3.696.858 common shares, representing 0,46% of the totality of its issued shares.

4. Describe the main features of the derivative instruments that the company may use, if applicable;

The Company will not use any derivative instruments.

5. Describe, if applicable, currently existing agreements or vote orientations enteredinto by and between the company and the counterparty of the transactions;

Not applicable. The Company will carry out the transactions via stock exchange, will not know who are the counterparties of such transactions and does not or will not have any agreements or vote orientations with such counterparties.

6. In the event of transactions performed out of organized markets, inform:

a. the highest (lowest) price at which the shares will be acquired (sold); and
b. if applicable, the reasons that justify the carrying out of the transaction at a price more than 10% (ten per cent) higher, in case of acquisition, or more than 10% (ten per cent) lower, in case of sale, than the average of the price weighted by the trade volume, in the last ten (10) auctions in the stock exchange.

Not applicable, considering that all the acquisitions will be carried out via stock exchange and at marketprices.

7. Inform, if applicable, the impacts that the negotiation will have on the control or administrative structure of the company;

The Company understands that the acquisition of its own shares under the Share Buyback Program will not impact its shareholding composition nor its administrative structure.

8. Identify the counterparties, if known, and, if such counterparty is a company's related party, as defined in the accounting rules regarding this matter, provide the information required by art. 8 of CVM Instruction No. 481, of December 17, 2009;

As all the transactions will be carried out via stock exchange, so the Company does not know who will be the counterparties of such transactions.

9. Indicate the destination of the funds, if applicable;

The shares acquired under the Share Buyback Program will be used for the implementation of Stock Option Plan and the Restricted Stocks Plan. In case they are not used for this purpose, the shares maybe later cancelled or once again sold in the market.

10. Indicate the maximum term for the carrying out of the authorized transactions;

The maximum term for the acquisitions will be 18 months, starting on October 1st, 2021 and ending on April 1st, 2023, being the Board of Officers responsible for defining the dates on which the buybackswill be effectively executed.

11. Identify the institutions that will act as intermediaries, if any;

The intermediary institution will be:

BRADESCO S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS, CNPJ No. 61.855.045/0034-09, Avenida Brigadeiro Faria Lima, 3950, 11º Andar, São Paulo – SP / Zip Code: 04534-011.

12. Specify the origin of the funds to be used, as provided by art. 7, paragraph 1, of CVM Instruction No. 567, of September 17, 2015;

The acquisitions under the Share Buyback Program will be supported by the Company's capital reserve,as provided in the Company's financial statements relating to the quarter ending on June 30,2021, corresponding to R$ 141,833,869.67.

13. Specify the reasons why the members of the Board feel comfortable that the sharesbuyback will not harm the performance of the obligations before creditors or the paymentof mandatory dividends, either fixed or minimum.

The members of the Board of Directors understand that the Company's current financial situation is compatible with the implementation of the Share Buyback Program under the approved conditions andconsider that the buyback of shares will not harm the obligations assumed before the Company's creditors. This conclusion results from the evaluation of the potential financial amounts to be deployedin the Share Buy Back Program when compared with (i) the level of obligations assumed before its creditors, as the Company has payment capacity to comply with its financial obligations; and (ii) the amount available in cash, cash equivalents and financial investments. The Company's management also understands that there are no foreseeable facts capable of causing significant changes in the amount of resources available for the repurchase of shares over the remaining period of the current fiscal year.